NR12-09	April 30, 2012

Cardero Subsidiary Enters into Letter of Intent
on Sheini Hills Project

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) TSX: CDU, NYSE-A: CDY) announces that it has been advised by its subsidiary, Cardero Iron Ore (BVI) Ltd. (the “Vendor”), that it has entered into a Letter of Intent dated April 20, 2012 with T.M.T. Resources Inc. (“TMT”), a company listed on the NEX board of the TSX Venture Exchange, with respect to the acquisition (the “Acquisition”) by TMT from the Vendor of all of the issued and outstanding shares of its subsidiary, Cardero Iron Ore Ghana (BVI) Ltd. (“Acquireco”) and an outstanding shareholder’s loan payable by Acquireco to the Vendor. Acquireco’s wholly-owned subsidiary, Cardero Ghana Ltd. (“Cardero Ghana”) is party to certain joint ventures with Emmaland Resources Limited (“Emmaland”) on the Sheini Hills Iron Project, located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana (the “Sheini Hills Project”).

In consideration for the acquisition of Acquireco and the shareholder’s loan, on closing TMT must issue 30,000,000 common shares to the Vendor, and make a cash payment to the Vendor of CAD 10,000,000. TMT is also required make an additional cash payment to the Vendor equal to the expenditures incurred and paid for by Cardero Ghana under the current work program underway on the Sheini Hills Project. Following closing, TMT will be required to make the remaining payments under the joint ventures, as well as completing the required expenditures under the prospecting licenses comprised in the Sheini Hills Project. For details on these payments and expenditures, see news release NR12-03, January 23, 2012.

On closing of the Acquisition, the Board of Directors and management of TMT will be reconstituted, and it is anticipated that the reconstituted TMT board and management will include a number of the current directors and officers of the Company. Further details will be released as they become available.

Completion of the Acquisition is subject to a number of conditions, including settlement and execution of formal documentation, the completion by TMT of a non-brokered private placement to raise not less than CAD 18,600,000, the acceptance for filing by the TSX Venture Exchange (“TSXV”) of the Acquisition on behalf of TMT and, if required by the TSXV, approval by the disinterested shareholders of TMT. The transaction cannot close until the required approvals are obtained and conditions met. There can be no assurance that the Acquisition will be completed as proposed or at all.

About Cardero Resource Corp.

Cardero Resource Corp.	- 2 -	April 30, 2012
NR12-09 – Continued

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs at Sheini, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the completion of the acquisition of Cardero Iron Ore Ghana (BVI) Ltd. by TMT, the completion of any financing by TMT, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability of TMT to obtain the acceptance for filing of the Acquisition by the TSXV or, if required, the shareholders of TMT, the inability of TMT to complete the required financing or to meet any of the other conditions to the closing of the Acquisition, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's most recent Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.